Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of BioAge Labs, Inc.

Dated: May 15, 2026

KHOSLA VENTURES VI, LP

By: Khosla Ventures Associates VI, LLC, a
    Delaware limited liability company and general
    partner of Khosla Ventures VI, LP

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod
    Khosla, as Managing Member

KHOSLA VENTURES ASSOCIATES VI, LLC

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod
    Khosla, as Managing Member

KHOSLA VENTURES OPPORTUNITY I, LP

By: Khosla Ventures Associates Opportunity
    Associates I, LLC, a
    Delaware limited liability company and
    general partner of Khosla Ventures Opportunity
    I, LP

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod
    Khosla, as Managing Member

**KHOSLA VENTURES OPPORTUNITY
ASSOCIATES I, LLC**

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod
    Khosla, as Managing Member

VK SERVICES, LLC

By: /s/ John Demeter

John Demeter, as attorney in fact for
Vinod Khosla, as Manager

By: /s/ John Demeter
John Demeter, as attorney in fact for
Vinod Khosla, in his individual capacity